Filed by XO Communications, Inc.
                                       Pursuant to Rule 425 under
                                       the Securities Act of 1933 as amended.

                                       Subject Company: Allegiance Telecom, Inc.
                                       Commission File No. 000-24509



                                                                   PRESS RELEASE



    Court Approves Proposed Sale of Allegiance Telecom to XO Communications

RESTON, VA - February 19, 2004 - XO Communications, Inc. (OTCBB: XOCM.OB), one of the nation's leading providers of broadband telecommunications services, today announced that Judge Robert Drain of U.S. Bankruptcy Court for the Southern District of New York has issued an order approving XO Communications' proposed purchase of substantially all of the assets of Allegiance Telecom, Inc. (OTCBB: ALGXQ.OB) for approximately $311 million in cash and 45.38 million shares of XO common stock. The transaction remains subject to, among other things, applicable federal and state governmental regulatory approvals and termination of applicable waiting periods.

On February 13, 2004, XO Communications was selected as the winning bidder for Allegiance Telecom, which had filed for financial restructuring under Chapter 11 of the U.S. Bankruptcy Code on May 14, 2003. Under the terms of the purchase agreement, XO will purchase substantially all of the assets of Allegiance Telecom and its subsidiaries except for Allegiance's customer premises equipment sales and maintenance business (operated under the name of Shared Technologies), its managed modem business, and certain other Allegiance assets and operations.

With the addition of Allegiance's network assets and customer base, XO will become the premier national facilities-based competitor to the regional Bell operating companies. The acquired assets are expected to add more than 100,000 customers and bring XO's total revenues to more than $1.6 billion. The company's network will have more nationwide connections to regional Bell operating companies' networks than any other CLEC, and double the Points of Presence
(PoPs) within the 36 major metropolitan areas where both XO and Allegiance operate. XO believes that this extensive network will help XO improve delivery of service to customers, reduce network costs, improve operating results and better compete head to head with other companies in the nationwide local telecommunications services market.

About Allegiance Telecom
Allegiance Telecom is a facilities-based national local exchange carrier headquartered in Dallas, Texas. As the leader in competitive local service for medium and small businesses, Allegiance




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offers "One source for business telecomTM" - a complete package of telecommunications services, including local, long distance, international calling, high-speed data transmission and Internet services and a full suite of customer premise communications equipment and service offerings. Allegiance serves 36 major metropolitan areas in the U.S. with its single source provider approach. Allegiance's common stock is traded on the Over the Counter Bulletin Board under the symbol ALGXQ.OB.

About XO Communications
XO Communications is a leading broadband telecommunications services provider offering a complete set of telecommunications services, including: local and long distance voice, Internet access, Virtual Private Networking (VPN), Ethernet, Wavelength, Web Hosting and Integrated voice and data services.

XO has assembled an unrivaled set of facilities-based broadband networks and Tier One Internet peering relationships in the United States. XO currently offers facilities-based broadband telecommunications services within and between more than 70 markets throughout the United States.

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THE STATEMENTS CONTAINED IN THIS RELEASE THAT ARE NOT HISTORICAL FACTS ARE
"FORWARD-LOOKING STATEMENTS" (AS SUCH TERM IS DEFINED IN THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995) THAT INVOLVE RISKS AND UNCERTAINTIES. THESE STATEMENTS INCLUDE THOSE DESCRIBING XO'S EXPECTED FUTURE BUSINESS AND NETWORK OPERATIONS AND RESULTS OF OPERATIONS, XO'S ABILITY TO ACHIEVE PROJECTED SYNERGIES AND REVENUE FROM THE ACQUISITION OF ALLEGIANCE'S ASSETS IN A TIMELY MANNER OR AT ALL, XO'S ABILITY TO INCREASE SALES, AND XO'S ABILITY TO CONTINUE TO IMPLEMENT EFFECTIVE COST CONTAINMENT MEASURES. MANAGEMENT CAUTIONS THE READER THAT THESE FORWARD-LOOKING STATEMENTS ARE ONLY PREDICTIONS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES AND ACTUAL RESULTS MAY DIFFER MATERIALLY FROM THOSE INDICATED IN THE FORWARD-LOOKING STATEMENTS AS A RESULT OF A NUMBER OF FACTORS. THESE FACTORS INCLUDE, BUT ARE NOT LIMITED TO, THOSE RISKS AND UNCERTAINTIES DESCRIBED FROM TIME TO TIME IN THE REPORTS FILED BY XO COMMUNICATIONS, INC. WITH THE SECURITIES AND EXCHANGE COMMISSION, INCLUDING ITS ANNUAL REPORT ON FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2002 AND ITS QUARTERLY REPORTS ON FORM 10-Q.


FOR MORE INFORMATION CONTACT:
Chad Couser/XO Communications
703-547-2746
chad.couser@xo.com
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